EXHIBIT 23.1
Consent of Independent Auditors
We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2015 of Teck Resources Limited of our report dated February 16, 2016, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.
We also consent to the incorporation by references in Teck Resources Limited’s Registration Statements on Form S-8 (File Nos. 333-140184, 333-170840 and 333-205514) and the Registration Statements on Form F-10/A of Teck Resources Limited (File No. 333-199499) and of Teck Metals Ltd. (File No. 333-199499-01) of our report referred to above. We also consent to the reference to us under the heading “Experts” in the Registration Statements on Form F-10/A.
/s/  PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, BC
March 3, 2016